CUSIP 224122 101	Page 1 of 8 pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

------------------------------

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Craft Brewers Alliance, Inc.

(Name of Issuer)

Common Stock, Par Value $0.005 per share

(Title of Class of Securities)

224122 10 1

(CUSIP Number)

Kurt R. Widmer

Craft Brewers Alliance, Inc.

929 North Russell Street

Portland, Oregon  97227-1733

Telephone:  (503) 281-2437

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Mary Ann Frantz

Miller Nash LLP

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon  97204

Telephone:  (503) 224-5858

October 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 224122 101	Page 2 of 8 pages

13D

1.         Names of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (Entities Only)

            Kurt R. Widmer

            ------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group

            [X]       (a)

            [  ]        (b)

3.         SEC Use Only

            ------------------------------------------------------------------------------------------------------------

4.         Source of Funds

            Not applicable

            ------------------------------------------------------------------------------------------------------------

5.         [  ]        Check Box if Disclosure of Legal Proceedings is

                          Required Pursuant to Item 2(d) or 2(e)

            ------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

            United States

            ------------------------------------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

7.         Sole Voting Power

            0

            ------------------------------------------------------------------------------------------------------------

8.         Shared Voting Power

            1,876,781

            ------------------------------------------------------------------------------------------------------------

9.         Sole Dispositive Power

            0

            ------------------------------------------------------------------------------------------------------------

10.       Shared Dispositive Power

            1,876,781

            ------------------------------------------------------------------------------------------------------------

CUSIP 224122 101	Page 3 of 8 pages

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            1,876,781

            ------------------------------------------------------------------------------------------------------------

12.       [  ]        Check Box if the Aggregate Amount in Row 11 Excludes

                          Certain Shares

13.       Percent of Class Represented by Amount in Row 11

            9.97 percent

            ------------------------------------------------------------------------------------------------------------

14.       Type of Reporting Person

            IN

            ------------------------------------------------------------------------------------------------------------

CUSIP 224122 101	Page 4 of 8 pages

1.         Names of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (Entities Only)

            Ann G. Widmer

            ------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group

            [X]       (a)

            [  ]        (b)

3.         SEC Use Only

            ------------------------------------------------------------------------------------------------------------

4.         Source of Funds

            Not applicable

            ------------------------------------------------------------------------------------------------------------

5.         [  ]        Check Box if Disclosure of Legal Proceedings is

                          Required Pursuant to Item 2(d) or 2(e)

            ------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

            United States

            ------------------------------------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

7.         Sole Voting Power

            0

            ------------------------------------------------------------------------------------------------------------

8.         Shared Voting Power

            1,876,781

            ------------------------------------------------------------------------------------------------------------

9.         Sole Dispositive Power

            0

            ------------------------------------------------------------------------------------------------------------

10.       Shared Dispositive Power

            1,876,781

            ------------------------------------------------------------------------------------------------------------

CUSIP 224122 101	Page 5 of 8 pages

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            1,876,781

            ------------------------------------------------------------------------------------------------------------

12.       [  ]        Check Box if the Aggregate Amount in Row 11 Excludes

                        Certain Shares

13.       Percent of Class Represented by Amount in Row 11

            9.97 percent

            ------------------------------------------------------------------------------------------------------------

14.       Type of Reporting Person

            IN

            ------------------------------------------------------------------------------------------------------------

CUSIP 224122 101	Page 6 of 8 pages

This Amendment No. 1 amends the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on February 16, 2010 to reflect the current ownership interest percentage of the Reporting Persons in the Issuer’s common stock, $0.005 par value, (“Common Stock”). This change in ownership percentage resulted from a combination of events.  On October 1, 2010, the Issuer issued 1,667,000 shares of Common Stock in connection with its acquisition of Kona Brewing Co., Inc. (“KBC”) and related subsidiaries (“Kona Merger”) (as reported on Form 8-K filed with the SEC on October 6, 2010). Separately, as of the filing of this Amendment No. 1, the Reporting Persons have sold a total of 93,100 shares of Common Stock in a series of transactions pursuant to a 10b5-1 Sales Plan (the “Plan”) (as reported on Form 4s filed with the SEC from September 20, 2010 through October 15, 2010).  The Plan is described further in Item 4 below.

Item 4.  Purpose of Transaction.

            Each Reporting Person may acquire or dispose of shares of Common Stock from time to time for personal reasons.  Mr. Widmer may, in the ordinary course of acting in his capacity as Chairman of the Board of Directors (the “Board”) of the Issuer, engage in activities relating to the strategy, business, assets, operations, capital structure, financial condition, extraordinary corporate transactions, and corporate governance of the Issuer.

            As a result of the Kona Merger, pursuant to the associated agreement and plan of merger (“Merger Agreement”) approved by the Issuer’s Board, of which Mr. Widmer is a member, the Issuer must make commercially reasonable efforts to appoint a director as designated by the former shareholders of KBC.  The Board is evaluating several options, including increasing the number of positions on the Board. Such action would require the consent of Anheuser-Busch, Inc.

            On August 20, 2010, Mr. Widmer entered into the Plan with Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Broker”) in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, pursuant to which the Broker is authorized and directed to sell up to 100,000 shares of Common Stock through December 31, 2010, subject to satisfaction of certain events, including among others, sale price and volume limitations.  As of the close of business on October 15, 2010, a total of 93,100 shares of Common Stock have been sold pursuant to the Plan.

Item 5.  Interest in Securities of the Issuer.

            (a)–(b)  Each of the Reporting Persons beneficially owns 1,876,781 shares of Common Stock, or 9.98 percent (based on 18,819,053 shares of Common Stock outstanding as of October 5, 2010, as reported on the Company's Current Report on Form 8-K filed October 6, 2010).  Each of the Reporting Persons has shared power to direct the vote and shared power to dispose of 1,876,781 shares of Common Stock.

            (c)        Pursuant to the Plan described above, shares of Common Stock were sold in the open market on the dates, at the average price per share, and at the range of sales prices, if applicable, as indicated below:

CUSIP 224122 101	Page 7 of 8 pages

Sales Date	Shares Sold	Average Sales Price		Range of Sales Prices

September 20, 2010	12,300 shares	at $8.03 per share	[1]	$8.00 - $8.26
September 21, 2010	10,300 shares	at $8.00 per share	[1]	$8.00 - $8.03
September 24, 2010	28,000 shares	at $7.90 per share		Not applicable
September 29, 2010	15,200 shares	at $7.77 per share	[1]	$7.75 - $7.83
September 30, 2010	6,800 shares	at $7.70 per share		Not applicable
October 6, 2010	5,700 shares	at $7.22 per share	[1]	$7.20 - $7.25
October 13, 2010	4,100 shares	at $6.55 per share		Not applicable
October 14, 2010	9,200 shares	at $6.50 per share		Not applicable
October 15, 2010	1,500 shares	at $6.50 per share		Not applicable

Note 1 - Multiple open market sales transactions were executed on this date.  The range of sales prices for these transactions is to the right, if applicable.  The Reporting Persons will provide to the staff complete information regarding each of these transactions upon request.

            (d)-(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Plan described in Item 4 above was entered into between Mr. Widmer and Broker effective August 20, 2010.  The Plan is structured to satisfy the conditions of Rule 10b5-1(c). Pursuant to the Plan, Broker is authorized and directed to sell on Mr. Widmer’s behalf up to 100,000 shares of Common Stock between September 20, 2010 and December 31, 2010, subject to certain conditions, including, among others, trading price and volume limitations. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Plan, a copy of which is filed as Exhibit 99.2 to this Amendment No. 1.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement dated February 11, 2010 is filed as Exhibit 99.1 to Schedule 13D filed February 16, 2010 and is incorporated herein by reference.

Exhibit 99.2 – Rule 10b5-1 Sales Plan between Kurt R. Widmer and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 20, 2010.

CUSIP 224122 101	Page 8 of 8 pages

SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 15, 2010

/s/ Kurt R. Widmer
Kurt R. Widmer

/s/ Ann G. Widmer
Ann G. Widmer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001.)